UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. *)

Euroseas Ltd.
(Name of Issuer)

Common Shares, $0.03 par value
(Title of Class of Securities)

Y23592309
(CUSIP Number)

Containers Shareholders Trinity Ltd. 80 Broad Street Monrovia, Liberia
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y23592309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Containers Shareholders Trinity Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

20,563,380

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

20,563,380

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

20,563,380

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.67%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP NO. Y23592309

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Shares, $0.03 par value (the "Common Shares"), of Euroseas Ltd., a Marshall Islands corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Item 2.	Identity and Background
(a),(f)	The person filing this statement is Containers Shareholders Trinity Ltd., a Liberian corporation (the “Reporting Person”).
(b)	The address of the principal place of business of the Reporting Person is 80 Broad Street, Monrovia, Liberia.
(b),(c)	The principal business of the Reporting Person is acting as a shipping investment holding company.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of the Reporting Person is set forth below. The business address of each director and executive officer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides P. Pittas	President, Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Marcos Vassilikos	Vice President, Director	Marcos Vassilikos, is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.
Stefania Karmiri	Secretary, Treasurer, Director	Stefania Karmiri, is a citizen of Greece. Her principal occupation is serving as Treasurer/Secretary of the Issuer.

(d),(e)	Neither the Reporting Person, nor any manager or executive officer of the Reporting Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration

The funds for the purchase of the 20,563,380 Common Shares beneficially owned by the Reporting Person came from the working capital of the Reporting Person. No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The other persons named in response to Item 2 hold the following number of Common Shares of the Issuer in their accounts:

Common Shares
Aristides P. Pittas	10,070

Item 4.	Purpose of Transaction

On August 2, 2019 the Reporting Person entered into a private transaction pursuant to which it agreed to sell certain vessels to another party in exchange for 6,500,000 Common Shares at a purchase price of $0.71 per Common Share. Subsequently, on August 8, 2019, the Reporting Person acquired another 14,063,380 Common Shares at a purchase price of $0.71 per Common Share.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer
(a)-(d)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 20,563,380 Common Shares, constituting 58.67% of the Common Shares, based upon 35,050,855 Common Shares outstanding. The Reporting Person has the sole power to vote or direct the vote of 20,563,380 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. The Reporting Person has the sole power to dispose or direct the disposition of 20,563,380 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

Other than the transactions described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

(e)	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

Other than as set forth above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2019
(Date)

Containers Shareholders Trinity Ltd.

By: /s/ Aristides P. Pittas
Name: Aristides P. Pittas Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).